OD 5/29/13

[redacted]

SECURITIE 13025033 ON

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2013
REGISTRATIONS BRANCH
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67668

FACING PAGE

~~Information~~ Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Exotix USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 36th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deryck Tweedley — (212) 551-3480
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/5/13

OATH OR AFFIRMATION

I, Deryck Tweedley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exotix USA, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXOTIX USA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

EXOTIX USA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Exotix, USA, Inc.

We have audited the accompanying statement of financial condition of Exotix USA, Inc. (the "Company"), as of March 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Exotix USA, Inc. as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
May 23, 2013

EXOTIX USA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2013

ASSETS		
Cash	$	6,074,773
Restricted cash		274,575
Receivables from affiliate		258,471
Fail to deliver		1,015,810
Accounts receivable customer		1,015,010
Income tax receivable		430,464
Property and equipment, net		243,325
Security deposit		28,184
Other assets		100,167
	$	9,440,779
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	518,097
Fail to receive		1,015,010
Accounts payable customer		1,015,810
Payable to affiliate		380,245
Security deposit payable		70,084
Deferred sublease revenue		8,855
Deferred rent		172,767
Deferred tax liabilities		23,888
Total liabilities		3,204,756
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		1,999,990
Retained earnings		4,236,023
Total stockholder's equity		6,236,023
	$	9,440,779

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Exotix USA, Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and, as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is wholly-owned by Exotix (1) Limited which is a subsidiary holding company of Exotix Holdings Limited (the "Parent").

The Company is engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offers the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a matched principal or name give-up basis. The Company conducts business exclusively with institutional buy side investors, securities dealers and other professional market participants.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on May 23, 2013. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash consists of a letter of credit with a financial institution, in the form of a certificate of deposit, which is held to secure one of the Company's leases.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Shorter of estimated life of asset or lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis at their gross amounts less a reserve for open trades with anticipated long or conditional settlement. The Company clears all of its securities business on a fully disclosed basis through Exotix Limited, an affiliate based in London, England.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Translation of Foreign Currency and Foreign Exchange Gain/Loss

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the March 31, 2013 exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company has a bank account denominated in Pound Sterling (GBP) to offset the risk of settlement of the transactions conducted with the Parent. For the year ended March 31, 2013, there was a loss of approximately $162,000 as a result of the fluctuation of the exchange rate on the cash held in this account.

Rental Income

Rental income is accounted for in conformity with GAAP, and is recorded over the terms of the leases on a straight-line basis. Rental income for the year ended March 31, 2013 of approximately $154,000 is included in other income on the accompanying statement of operations.

2. Customer transactions

In the normal course of business, the Company affects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

3. Related party transactions

Receivables from Affiliate

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its affiliates. Pursuant to a clearing arrangement with an affiliate, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. As of March 31, 2013 there was a receivable from affiliate under this arrangement of approximately $258,000 for commissions from customers collected by the affiliate.

3. Related party transactions (continued)

Payable to Affiliate

The Company incurred legal fees on behalf of the affiliate during the year. As of March 31, 2013 there was a payable to affiliate of approximately $380,000.

Clearance Fees

The Company pays clearing fees to an affiliate. Clearing fees expense to this affiliate amounted to $84,000 for the year ended March 31, 2013. The Company receives the commission revenue from customers after deducting the commission expense owing to the affiliates. As a result, there are no commissions payable to affiliates.

4. Property and equipment

Details of property and equipment at March 31, 2013 are as follows:

Office and other equipment	$	236,229
Leasehold improvements		29,959
Furniture and fixtures		400,628
		666,816
Less accumulated depreciation and amortization		423,491
	$	243,325

Depreciation and amortization expense for the year ended March 31, 2013 was approximately $65,000.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2013, the Company's net capital was approximately $3,894,000 which was approximately $3,644,000 in excess of its minimum requirement of $250,000.

6. Income taxes

The provision for income taxes consists of the following:

Current		
Federal	$	154,328
State and local		24,438
		178,766
Deferred		
Federal		8,816
State and local		7,727
		16,543
	$	195,309

At March 31, 2013, the Company had deferred tax liabilities of approximately $24,000. The Company's deferred tax liabilities are primarily attributable to the differences between depreciation for tax purposes and depreciation for book purposes and deferred rent used for financial reporting.

7. Concentrations of credit and off-balance sheet risk

Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its affiliated clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Fair value of financial investments

The fair value of the Company's financial instruments, including trade receivables and payables, approximates the carrying value due to their short-term nature.

10. Commitments and contingencies

Operating Leases

The Company leases its office space under operating leases that expire at various times through January 2020. The leases are secured by a security deposit totaling $28,184 and a letter of credit with a financial institution in the amount of $274,575, in the form of a certificate of deposit, which is included in restricted cash in the statement of financial condition at March 31, 2013. Aggregate future minimum annual rental commitments are as follows:

Year Ending March 31,	
2014	$ 455,365
2015	388,599
2016	387,305
2017	387,305
2018	387,305
Thereafter	710,059
	$ 2,715,938

Rent expense for the year ended March 31, 2013 was approximately $448,000 and is included in occupancy on the statement of operations.

Employment Agreements

The Company has employment agreements with four key employees whereby the Company agrees to pay those employees base salaries ranging from $50,000 to $225,000 per annum. These agreements provide for bonuses to be paid to such employees, at the Company's discretion. These agreements provide for separation for cause or at the option of the employee or employer, providing proper notice is given pursuant to the specific agreements. These employment agreements have no expiration.

10. Commitments and contingencies (continued)

Employment Agreements (continued)

The Company has an employment agreement with a key employee whereby the Company agrees to pay that employee a base salary of $225,000 per annum. The Company also pays this employee an incentive bonus calculated as thirty one percent of the net brokerage revenue generated by the employee during the applicable quarterly period the incentive bonus shall, before any payment is due, be reduced by the amount of the base salary paid to the employee during the applicable quarterly period. The Company also has a compensation arrangement with this employee in which the employee receives 3% per annum of earnings before interest, taxes, depreciation and amortization ("EBITDA") and 3% of the increase in EBITDA year over year. The agreement provides for separation for cause or at the option of the employee, providing proper notice is given. The employment agreement has no expiration.

Legal Proceeding

The Company has been named as a defendant in a legal matter. Management of the Company, after consultation with legal counsel, believes that the resolution of this matter will not have a material effect on the financial condition, results of operations or cash flows of the Company.

11. Rentals under operating leases

The Company subleases a portion of its office space to two tenants. One lease expires in 2014 and the other lease expires in 2015. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at March 31, 2013:

Year Ending March 31,		
2014	$	163,000
2015		124,000
2016		38,000
	$	325,000

Additionally, the leases contain various clauses for tenants to reimburse the Company for real estate taxes and operating expenses, which are not included above.

12. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan. At March 31, 2013, the Company incurred expenses related to the Plan in the amount of approximately $24,000.